SECURIT 15025965 SION

RECEIVED MAR 3 1 2015 PROCESSING SECTION 201 D.C.

SEC MAIL PROCESSING RECEIVED MAR 3 1 2015 WASH, D.C. 201 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39048

3/31

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prager & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Maritime Plaza, Suite 1000
(No. and Street)

San Francisco	California	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lloyd Leanse (415)-403-1914
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr Pilger Mayer, Inc.
(Name - *if individual, state last, first, middle name*)

600 California Street, Suite 600	San Francisco	California	94108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

03/31/15

OATH OR AFFIRMATION

I, Lloyd Leanse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Prager & Co., LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

Chief Financial Officer
Title

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 30th day of March, 2015,
Date *Month* *Year*
by
(1) Lloyd Leanse
(and (2) ______),
Name(s) of Signer(s)

NENITA M. BELL
Commission # 1993589
Notary Public - California
San Francisco County
My Comm. Expires Oct 10, 2016

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Seal
Place Notary Seal Above

Signature ______
Signature of Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Cash flows
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRAGER & CO., LLC
(SEC File No. 8-39048)

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY INFORMATION

December 31, 2014

PUBLIC DOCUMENT

Building Your Future

BPM
BURR PILGER MAYER

PRAGER & CO., LLC
(SEC File No. 8-39048)

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY INFORMATION

December 31, 2014

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) as a Public Document

PRAGER & CO., LLC

CONTENTS

BPM
BURR PILGER MAYER

600 California Street, Suite 600, San Francisco, CA 94108
Phone 415.421.5757 Fax 415.288.6288 Email bpm@bpmcpa.com Web bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Prager & Co., LLC

We have audited the accompanying statement of financial condition of Prager & Co., LLC (the "Company"), as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Prager & Co., LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Burr Pilger Mayer, Inc.

San Francisco, California
March 30, 2015

PRAGER & CO., LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash and cash equivalents:		
Cash	$	262,581
Cash on deposit with clearing broker-dealer		2,549,517
Total cash and cash equivalents		2,812,098
Securities owned, at fair value		607,855
Client fees receivable, net of allowance for doubtful accounts of $65,000		1,203,280
Related party receivables		1,545,670
Property and equipment, net		674,632
Prepaid expenses and other assets		778,814
Total assets	$	7,622,349

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Accounts payable and accrued expenses	$	367,720
Deferred rent		708,815
Deferred revenues		328,401
Note payable and line of credit		1,050,000
Total liabilities		2,454,936
Members' capital		5,167,413
Total liabilities and members' capital	$	7,622,349

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Prager & Co., LLC (the "Company"), a Delaware Limited Liability Company, was formed in November 1987 and became a registered broker-dealer on March 3, 1988. The Company is an investment banking and securities broker-dealer specializing in fixed income securities, with primary offices in San Francisco and New York. The sole managing member of the Company is Prager Management Co., LLC, ("PMCo"), a Delaware Limited Liability Company. The Company has 12 non-managing members.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Municipal Securities Rulemaking Board ("MSRB").

Use of Estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Basis of Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less and cash on deposit with its clearing broker dealer to be cash equivalents.

Client Receivables and Allowance for Doubtful Accounts

Client receivables are stated at the amount management expects to collect from outstanding balances after discounts and bad debts, taking into account credit worthiness of customer and its history of collection. Management provides for probable uncollectible amounts through a charge to earnings and an increase to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off and charged to the allowance for doubtful accounts. The allowance for doubtful accounts amounted to $65,000 as of December 31, 2014.

Valuation of Securities - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Continued

1. **Nature of Business and Summary of Significant Accounting Policies**, continued

Valuation of Securities - Definition and Hierarchy, continued

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1–Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2–Valuations based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 2 includes municipal fixed income securities quoted prices.

Level 3–Valuations based on inputs that are unobservable and significant to the overall fair value measurement. Assets and liabilities for which there is a limited market or whose market quotations are not readily available are valued at estimated fair value as determined in good faith by the Company. The Company considers relevant factors, including the type of security, marketability, cost, coupon interest rate, yield, maturity, restrictions on disposition, credit quality, the ability of the issuer to continue scheduled interest payments and fulfill its obligation to bondholders and lastly, quotations from other market participants. For positions where quotations are available and considered to be reliable, the valuation is determined from the best and most consistent representation within the range of reliable quotations and having considered other relevant factors.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Continued

1. **Nature of Business and Summary of Significant Accounting Policies**, continued

Valuation of Securities - Definition and Hierarchy, continued

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Securities Owned, at Fair Value

Securities owned, at fair value includes municipal bonds, treasury bills, futures, options contracts and other securities. The Company uses prices obtained from independent third-party pricing services to measure the fair value of these securities. The Company validates prices received from the pricing services using various methods including comparison to subsequent sales, similar instruments, and quoted market prices, where available. The Company does not adjust the prices received from the independent third-party pricing service unless such prices are inconsistent with authoritative guidance and result in material differences in the recorded amounts.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Useful Life	Depreciation Method
Computers, software, and equipment	3 to 5 years	Straight-line
Furniture, fixtures, and equipment	5 years	Straight-line
Leasehold improvements	Lease term	Straight-line

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2014, the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2010.

Continued

2. Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis and the Company's estimated level within the fair value hierarchy of those assets and liabilities as of December 31, 2014:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2014
Assets, at fair value:				
Investments in securities:				
NASDAQ Stock	$ 57,551	$ -	$ -	$ 57,551
Treasury bills	550,304	-	-	550,304
Total investments in securities	$ 607,855	$ -	$ -	$ 607,855

3. Property and Equipment

Property and equipment at December 31, 2014 consisted of the following:

Computers, software, and office equipment	$ 1,315,958
Furniture, fixtures, and equipment	402,130
Leasehold improvements	1,275,709
Total	2,993,797
Less accumulated depreciation	(2,319,165)
Office facilities and equipment, net	$ 674,632

4. Net Capital Requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1 ("Rule"). Under the alternative method permitted by the Rule, a firm must maintain minimum net capital equal to the greater of $250,000 or 2 percent of combined aggregate debit balances as shown in the formula for reserve requirements pursuant to Rule 15c3-3. At December 31, 2014, the Company's regulatory net capital was $1,051,933 which was $801,993 in excess of its minimum requirement of $250,000.

The Company is exempt from the requirements of Rule 15c3-3, as adopted by the Securities Exchange Commission ("SEC").

Continued

5. Related Party Transactions

The Company has an agreement with the managing member, PMCo, under which PMCo performs certain functions relating to the management of the Company.

At December 31, 2014, the Company has a receivable from PMCo in the amount of $823,234 which represents noninterest bearing advances made by the Company to PMCo and certain expenses that were paid on behalf of PMCo. The Company believes this amount is fully collectable.

At December 31, 2014, the Company has a receivable from certain members in the amount of $600,000 for funds advanced to these members prior to December 31, 2011. The advances are non-interest bearing and are not documented by formal agreements. The Company believes this amount is fully collectable.

At December 31, 2014, the Company has a receivable from Prager, McCarthy & Sealy, Inc., an affiliate entity in the amount of $122,436 for funds advanced to this affiliate prior to December 31, 2011. This advance is non-interest bearing and is not documented by formal agreements. The Company believes this amount is fully collectable.

6. Members' Capital

Under the limited liability company agreement, certain capital contributions of approximately $550,000 from certain non-managing members are maintained to provide sufficient regulatory net capital for the Company's underwriting business. This capital may be withdrawn by such members upon six months' prior written notice, as long as the withdrawal would not create a deficiency in the Company's net capital. Interest earned on these assets is paid to such non-managing members. Also, substantially all non-managing members receive annual payments equal to a percentage of their average capital balance, as defined. Such contractual payments are included in expenses in accordance with the limited liability company agreement.

The limited liability company agreement provides for distributions and net income to be allocated between non-managing and managing members on a pro rata ownership basis. Allocations of net losses are made first to the managing member, then to the non-managing members on a pro rata basis.

7. Off-Balance Sheet Risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

In addition, the receivables from brokers and dealers are pursuant to these clearance agreements and include a clearing deposit of $100,000, which is included in prepaid expenses and other assets on the Company's statement of financial condition.

Continued

7. **Off-Balance Sheet Risk**, continued

During the ordinary course of business the Company may sell securities that it has not yet purchased, which represent obligations to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recorded in the statement of financial condition. The Company seeks to control such market risk through the use of internal monitoring guidelines. As of December 31, 2014, the Company had no securities, sold, not yet purchased.

In the ordinary course of business, the Company enters into underwriting commitments. There were no underwriting commitments open as of December 31, 2014.

From time to time, the Company may enter into financial futures and option contracts intended to hedge proprietary securities positions. As of December 31, 2014, the Company had no such open contracts.

8. **Concentrations of Credit Risk**

In the ordinary course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These cash balances may, at times, exceed federally insured limits.

As of December 31, 2014, approximately $508,000 of the Company's accounts receivable was due from three customers.

9. **Exemption from Rule 15c3-3**

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

10. **Employee Benefit Plan**

The Company maintains a qualified employee 401 (k) plan. The plan is self-administered and may be altered or terminated at any time by the Company. The Company matches certain employee contributions. Contributions by the Company to the plan are determined by management within Federal tax limits. As of December 31, 2014, the Company recorded approximately $40,630 as estimated matching contributions and included in Accounts payable and accrued expenses on the accompanying statement of financial condition.

Continued

11. Commitments and Contingencies

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings in the ordinary course of business. Predicting the outcome of a matter is inherently difficult, especially if a claimant seeks unspecified damages, or when examinations or proceedings are at an early stage.

12. Lease Arrangements

The Company has various lease arrangements for office space under non-cancelable operating lease agreements through May 2020.

The Company also has various non-cancelable sub-lease agreements whereby the Company rents portions of its office space in San Francisco to related and unrelated parties through August 2019.

Future annual gross payments and receivables under these arrangements are as follows:

	Rent Payment Obligations	Rent Collectible
Year ending December 31:		
2015	$ 1,466,386	$ (675,860)
2016	1,497,276	(638,217)
2017	1,522,299	(552,574)
2018	1,544,380	(562,931)
2019	1,064,862	(331,901)
Thereafter	125,168	-
Total	$ 7,220,371	$ (2,761,483)

13. Note Payable and Lines of Credit

The Company maintains a line of credit with its fully-disclosed clearing broker-dealer for the purpose of financing its securities owned. Interest on this facility is assessed at the Broker Call rate. There was no outstanding balance of securities sold short on December 31, 2014. The securities owned by the Company and held at its clearing broker are used to collateralize the outstanding balance.

The Company maintains a revolving line of credit under which it may borrow up to $1,000,000 with a financial institution for general operating purposes at an interest rate tied to the financial institution's prime rate. The Company had an outstanding average balance of approximately $205,000 on this line of credit during the year. There was no outstanding balance on this line of credit as of December 31, 2014. The Company's line of credit contains certain financial covenants with which the Company was in compliance with for the year ended December 31, 2014.

Continued

13. Note Payable and Lines of Credit, continued

In addition, the Company has a note payable to a financial institution in the amount of $1,050,000 as of December 31, 2014 which bears interest at a rate of LIBOR plus 2.75% per annum. Principal is payable in quarterly installments until maturity on December 15, 2016. The Company's line of credit contains certain financial covenants with which the Company was in compliance with for the year ended December 31, 2014.

The future minimum principal payments under the note payable at December 31, 2014 are as follows:

Year ending December 31:	
2015	$ 450,000
2016	600,000
Total	$ 1,050,000

14. Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure through March 30, 2015, the date which this financial statement was available to be issued. Nothing has occurred outside the ordinary course of business which would require disclosure or recognition as of December 31, 2014.

Supplementary Report

BPM
BURR PILGER MAYER

600 California Street, Suite 600, San Francisco, CA 94108
Phone 415.421.5757 Fax 415.288.6288 Email bpm@bpmcpa.com Web bpmcpa.com

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Prager & Co., LLC

We have reviewed management's statements, included in the accompanying Management's Assertion on Exemption SEC Rule 15c3-3(k), in which (1) Prager & Co., LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that Prager & Co., LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Burr Pilger Mayer, Inc.

San Francisco, California
March 30, 2015

PRAGER & CO., LLC

INVESTMENT BANKERS

SEA 15c3-3 EXEMPTION REPORT

March 30, 2015

One Maritime Plaza, Suite 1000
San Francisco, CA 94111

To Burr Pilger Mayer, Inc.:

I, Lloyd Leanse, Chief Financial Officer of Prager & Co., LLC (the "Company") represent the following:

a. The Company claims the (k)(2)(ii) exemption to SEA § 240.15c3-3;

b. The Company met the identified exemption provisions in SEA § 240.15c3-3(k) from January 1, 2014 through the fiscal year ending December 31, 2014 without exception; and

c. There were no exceptions during January 1, 2014 through December 31, 2014 in meeting the identified exemption provisions in SEA § 240.15c3-3(k)

Sincerely,

Lloyd Leanse, Chief Financial Officer

ONE MARITIME PLAZA SUITE 1000 SAN FRANCISCO CA 94111
TEL 415 403 1900 FAX 415 956 4789

60 EAST 42ND STREET SUITE 1620 NEW YORK NY 10165
TEL 212 661 6600 FAX 646 805 2302

BURR PILGER MAYER, INC.

BPMCPA.com

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